SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

Form 10-C
Current Report Pursuant to Section 13 or 15(d) of The Securities Act of 1934

     Report by issuer of securities quoted on The Nasdaq Stock
Market(SM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

Exact name of Issuer as Specified in Charter:
     Mallon Resources Corporation

Address of Principal Executive Offices:
     999 18th Street, Suite 1700, Denver, CO  80202

Issuer's Telephone Number (including area code):     (303) 293-2333

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:     Common Stock, $0.01 per share par value
2.  Number of shares outstanding before the change:     4,388,117
3.  Number of shares outstanding after the change:     4,693,864
4.  Effective date of change:     April 29, 1997
5. Method of change: Conversion of Preferred Stock to Common; Issuance of Restricted Stock Bonuses
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Give brief description of transaction: The Company issued 25,000 shares as restricted stock bonus awards to certain officers. Certain holders of shares of the Company's Series B Preferred Stock converted such shares into 280,747 shares of Common.

II.  CHANGE IN NAME OF ISSUER

1. Name prior to change _____________________________________________
2. Name after change ________________________________________________
3. Effective date of charter amendment changing name ________________
4. Date of shareholder approval of change, if required _______________

May 5, 1997             /s/ Roy K. Ross, Executive Vice President
    Date                Officer's Signature and Title